SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                For the month of February, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                         ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
                ---            ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

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                       FOR IMMEDIATE RELEASE


             CREO RELEASES INFORMATION CIRCULAR FOR
                 MARCH 30 SHAREHOLDERS' MEETING
          Hart-Scott-Rodino Act Waiting Period Expires

Vancouver, BC, CANADA (February 28, 2000)   Creo Products Inc. (NASDAQ: CREO;
TSE: CRE) is pleased to announce that a Management Information Circular has been distributed to shareholders today in preparation for the upcoming Annual and Special Meeting, scheduled for March 30, 2000 in Vancouver.

As previously announced, on January 17, 2000 Creo and Scitex Corporation Ltd. ("Scitex") entered into an Asset Purchase Agreement providing for the acquisi-tion by Creo of the digital prepress and print-on-demand businesses of Scitex (the "Scitex Business"). At the March 30 meeting, shareholders will consider
among other things   the issuance of 13,250,000 common shares to Scitex as
consideration for the Scitex Business. On closing of the acquisition, Scitex will hold approximately 26.1% of Creo's outstanding common shares on a fully diluted basis.

The Management Information Circular includes a description of the Scitex Business and the combined businesses, as well as audited financial statements of the Scitex Business for the three years ended December 31, 1999, and unaudited pro forma consolidated financial statements of Creo reflecting the acquisition of the Scitex Business.

Net income of the Scitex Business in the year ended December 31, 1999 was US$32.6 million, compared to losses of US$1.1 million in fiscal 1998 and US$8.6 million in fiscal 1997. Total revenue for the year ended December 31,

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1999 was approximately US$491.5 million, compared to US$454.1 million in the previous year and US$473.6 million in the year ended December 31, 1997. Product sales and service revenues in fiscal 1999 were US$336.9 million and US$104.8 million, respectively (compared to US$303.3 million and US$103.7 million, respectively, in fiscal 1998, and US$322.2 and US$103.2 million, respectively, in fiscal 1997). Revenues from the sale of supplies were approximately US$49.8 million in fiscal 1999 (compared to approximately US$47.1 million in fiscal 1998 and approximately US$48.2 million in fiscal 1997).

On a pro forma basis, assuming that the acquisition had been completed as of the end of Creo's most recent financial year (September 30, 1999), the consolidated balance sheet of Creo and the Scitex Business reflects total assets of US$883.2 million, and net equity of US$686.9 million. In addition, on a pro forma basis as if the acquisition had occurred at the beginning of Creo's 1999 fiscal year, the combined entity discloses total revenues of US$669.8 million, gross profit of US$291.3 million, and operating income of US$45.4 million. As disclosed in Creo's financial statements for the year ended September 30, 1999 previously mailed to shareholders, Creo's total revenues on a stand-alone basis were US$178.3 million, with gross profit of US$83.8 million and operating income of US$29.5 million.

Creo expects that significant synergies, including cost and capital savings, will result from the combination of its business and the Scitex Business, creating a broader platform for Creo's further growth. Management also expects that customers will benefit from the combination of product and service offerings, the expansion of these offerings into new markets, and improved
efficiencies, and that the business prospects for printCafe   Creo's recently
announced e-commerce initiative with, among others, Prograph, Inc. will be significantly improved.

Completion of the acquisition is subject to a number of conditions. Among these are the approval by the Creo shareholders of the issuance of the 13.25 million common shares to Scitex, and approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 of the United States ("HSR Act") and the antitrust or comparable laws of several other countries,

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including certain countries in Europe and Latin America.  The applicable waiting period under the HSR Act has expired, and application for the other approvals has been made or will be made shortly.

Upon completion of the acquisition, the new graphic arts group tentatively named
Creo/Scitex   will operate as a division of Creo Products Inc., which will continue to trade under the name Creo (NASDAQ: CREO; TSE: CRE).

Creo also announced today the resignation from its board of directors of David
A. Bennett. Mr. Bennett, Managing Director of the venture capital division of the Business Development Bank of Canada (BDC), has resigned from Creo's board to attend to other business commitments. "We are very appreciative of David's six years of service," said Raffi Amit, Chair of the Board. "His contributions have helped Creo grow to become the success it is today." Bennett was first elected to Creo's board of directors in January 1994.

Based in Vancouver, Canada, Creo Products Inc. is a world-leading supplier of computer-to-plate (CTP) systems. The company offers a complete family of digital prepress solutions, including thermal imaging devices, copydot scanning systems, and workflow management software. Together with partner Heidelberger
Druckmaschinen AG, Creo has installed over 1500 systems worldwide   the
largest CTP installed base in the industry. Creo's innovation, technical excellence, and employee commitment are focused exclusively on providing digital prepress solutions to the graphic arts and printing industries. For additional information, please visit www.creo.com.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to the anticipated cost savings, synergies, and other benefits of the transaction. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

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These risks and uncertainties include the following:  (1) Creo and Heidelberger
Druckmaschinen A.G. are unable to reach agreement on any changes to their current joint-venture agreement, which may be necessary in light of the combination Creo's business with the Scitex Business; (2) the expected cost-savings and synergies cannot be fully realized or take significantly longer to realize than expected; (3) revenues from the Scitex Business are lower than expected or customer attrition and business disruption following the acquisition are greater than expected; (4) the integration of the Scitex Business into Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the combined business is greater than expected; (5) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; or (6) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates.
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